

**Advantage Announces Annual Meeting Voting Results**

June 20, 2013

**(TSX: AAV, NYSE: AAV)**

**CALGARY, ALBERTA**, June 20, 2013 – Advantage Oil & Gas Ltd. ("Advantage") is pleased to announce that on June 20, 2013 it held its annual general and special meeting of shareholders (the "Meeting").  A total of 115,252,898 common shares (approximately 68.45% of the outstanding common shares) were represented at the Meeting in person or by proxy.

At the Meeting, shareholders approved the election of six nominees as directors of Advantage to serve until the next annual meeting of shareholders or until their successors are elected or appointed, with common shares represented at the Meeting voting by way of ballot in favour of the individual nominees as follows:

| | |
|---|---|
| Stephen E. Balog | 94.63% |
| Kelly I. Drader | 67.65% |
| Paul G. Haggis | 95.61% |
| Andy J. Mah | 92.03% |
| Ronald A. McIntosh | 93.02% |
| Steven Sharpe | 93.95% |

Ms. Sheila O'Brien was appointed to the board of the Alberta Energy Regulator on June 12, 2013 and therefore required to resign as a director of Advantage.  The Board of Directors, all of Management and staff would like to thank Ms. O'Brien for her contributions to Advantage and wish her success in her future endeavors.

For further information contact:

Investor Relations
**Toll free: 1-866-393-0393**

**ADVANTAGE OIL & GAS LTD.**
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com